December 9, 2008
Jeffrey Gordon, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549
Re: Yankee Holding Corp.
Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007
Forms 10-Q for the periods ended March 29, 2008, June 28, 2008 and September 27, 2008
File No. 333-141699-05
Dear Mr. Gordon:

We have reviewed your comments in your letter dated November 24, 2008 regarding our Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007 and our Forms 10-Q for the quarterly periods ended March 29, 2008, June 28, 2008 and September 27, 2008 and provide herein our responses to your inquiries in the letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007

1.      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Yankee Holding Corp. Response:
Our responses below indicate the changes we propose to make in response to the Staff’s comments, and where applicable, the disclosure we propose to include in future filings.
Item 6 - Selected Financial Data, page 19

2.      We note that you present the non-GAAP measure EBITDA. Please provide a more detailed reconciliation from EBITDA to cash flows from operations in future filings, which shows all significant non-cash items. In this regard, in order to clarify our understanding of this measure, please provide us with a reconciliation between net income and EBITDA.

Yankee Holding Corp. Response:

In response to the Staff’s comment, we intend to present a more detailed reconciliation from EBITDA to cash flows from operations, which will show all significant non-cash items, in future filings. The following table provides a revised reconciliation from EBITDA to cash flows from operations that we propose to include in future filings:

	Successor	Predecessor
	Period February 6, 2007 to December 29, 2007	Period December 31, 2006 to February 5, 2007	Fifty-two weeks ended December 30, 2006	Fifty-two weeks ended December 31, 2005	Fifty-two weeks ended January 1, 2005	Fifty-three weeks ended January 3, 2004
EBITDA	$137,954	$1,437	$175,600	$159,615	$161,584	$145,724
Provision for income taxes	(3,112)	340	(49,549)	(49,933)	(53,987)	(48,827)
Interest expense, net	(92,400)	(985)	(15,328)	(7,227)	(4,139)	(3,795)
Amortization of deferred financing costs	4,071	51	572	434	1,081	1,124
Share-based compensation expense	670	8,638	5,772	3,418	1,561	721
Non-cash charge related to increased inventory carrying value	40,472	—	—	—	—	—
Deferred taxes	(14,132)	(3,905)	7,549	7,864	14,901	12,105
Other non-cash items	299	(4,361)	(1,269)	2,133	354	41
Net changes in assets and liabilities	(598)	(11,282)	20,698	(9,761)	706	6,604

Cash flows from operating activities	$73,224	$(10,067)	$144,045	$106,543	$122,061	$113,697

In addition, in response to the Staff’s comment, we are supplementally providing a reconciliation between net income and EBITDA:
	Successor	Predecessor
	Period February 6, 2007 to December 29, 2007	Period December 31, 2006 to February 5, 2007	Fifty-two weeks ended December 30, 2006	Fifty-two weeks ended December 31, 2005	Fifty-two weeks ended January 1, 2005	Fifty-three weeks ended January 3, 2004
Net income	$4,527	$(1,830)	$84,515	$78,101	$82,689	$74,786
Provision for income taxes	3,112	(340)	49,549	49,933	53,987	48,827
Interest expense, net (excluding amortization of deferred financing fees)	88,327	934	14,756	6,793	3,058	2,671
Depreciation and amortization	41,988	2,673	26,780	24,788	21,850	19,440

EBITDA	$137,954	$1,437	$175,600	$159,615	$161,584	$145,724

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Non-GAAP Combined Information, page 26

3.	We note the change in basis between the Predecessor and the Successor. It is the position of the staff that presentation of combined information below that of gross profit is not meaningful, nor is the related detailed analysis. In the future, please limit your analysis of 2007 combined information so that combined amounts below gross profit are not compared to other periods.

Yankee Holding Corp. Response:

In response to the Staff’s comment, in the Company’s future filings for amounts below gross profit, we will present a discussion of the stand-alone period December 31, 2006 to February 5, 2007 and compare the period from February 6, 2007 to December 29, 2007 to the year ended December 30, 2006.

Liquidity and Capital Resources, page 34

4.

Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under interest rate swaps.

Yankee Holding Corp. Response:

In response to the Staff’s comment, we have revised our disclosure to include the estimated payments to be made under our interest rate swap agreements within our estimated interest payments.

	Payments due by period (in thousands)
Contractual obligations	Total	2008	2009	2010	2011	2012	Thereafter
Debt obligations	$1,130,125	$11,500	$6,500	$6,500	$6,500	$6,500	$1,092,625
Operating leases	196,944	35,120	33,235	28,802	25,539	20,817	53,431
Purchase commitments (1)	23,904	23,904	—	—	—	—	—
Estimated interest payments (2)	589,359	89,645	89,113	88,481	88,295	88,295	145,530

Total contractual obligations (3)	$1,940,332	$160,169	$128,848	$123,783	$120,334	$115,612	$1,291,586

(1)	Includes open purchase orders for goods purchased in the ordinary course of our business, whether or not we are able to cancel such purchase orders.
(2)	Includes estimated payments on interest rate swap. Estimated payments on interest rate swap is based on an estimated quarterly net settlement for the difference between the fixed rate of 5.095% and the variable rate based upon the three–month LIBOR rate on the notional amount of the interest rate swap. The three month LIBOR rate used in the estimated calculation is the rate outstanding at December 29, 2007. These payments when made are part of interest expense in the consolidated statement of operations.

Estimated interest payments are based on the outstanding debt balance of $ 1,130.1 million at December 29, 2007. The rates used in the calculation of the estimated interest payments were the rates outstanding at December 29, 2007 on the senior secured revolving credit facility, senior secured term loan, senior notes and senior subordinated notes.

(3)	The table above excludes $4.2 million in uncertain tax positions, as we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. The $4.2 million in uncertain tax positions includes $0.6 million of accrued interest and penalties.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 29, 2007

Item 8 - Financial Statements and Supplementary Data, page 2

General

5.	You indicate that you are self-insured for certain losses related to health insurance and worker’s compensation on page 24 of your Form 10-K. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your stop-loss limits associated with each risk you are self-insured for, including, but not limited to, health insurance and worker’s compensation. Please also disclose each risk for which you do not have stop-loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented. Please similarly revise your MD&A to include disclosures about your health insurance and worker’s compensation accruals as well.

Yankee Holding Corp. Response:

In response to the Staff’s inquiry, please see the following details regarding our stop-loss coverage and self insurance accruals:

We are self-insured for losses related to health insurance and worker’s compensation claims. We limit our exposure through the purchase of stop-loss insurance coverage through third-party insurers at levels that management deems appropriate based on an analysis of risk versus the cost of such insurance. On a per claim basis, we are responsible for the first $0.1 million related to worker’s compensation claims and the first $0.2 million for health insurance related claims. In addition, for the years ended December 29, 2007 and December 30, 2006, we had an aggregate out of pocket maximum of approximately $1.6 million for worker’s compensation payments. There is a $2.0 million lifetime maximum for all health insurance claims.

Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions. Our self-insurance reserves for both worker’s compensation and health insurance aggregated $2.3 million and $2.7 million at December 29, 2007 and December 30, 2006, respectively.

In addition, we have not experienced significant differences in recent periods between our self-insurance reserve estimates and actual results. Therefore, management does not believe the Company’s exposure related to the self-insurance reserves is significant and in future filings will not include it in the discussion of our critical accounting policies and estimates.

Consolidated Statements of Stockholders’ Equity, page 5

6.	Regarding the column of common stock shares, it appears that you present the number of common shares outstanding for the year ended December 30, 2006 in thousands, while you present the actual number of common shares issued for the period ended December 29, 2007. Please revise so your presentation is consistent.

Yankee Holding Corp. Response:

In response to the Staff’s comment, we will revise our disclosure in future filings to reflect consistent presentation of our common stock number of shares in thousands.

Note 4 - Purchase Accounting, page 12

7.	You make references here and on page 19 to the use of independent third-party appraisers and valuation specialists. Please tell us the nature and extent of the independent third parties’ involvement in the valuation of tangible and intangible assets acquired and liabilities assumed. Also, tell us whether you believe the independent third parties were acting as experts as defined in the Securities Act of 1933.

Yankee Holding Corp. Response:

The independent third parties were not acting as experts as defined in the Securities Act of 1933. We assume full responsibility for determining the fair value of our assets and liabilities acquired in business combinations, including the fair value of our identifiable intangible assets. In doing so, management took into consideration reports prepared by the independent third parties.

In future filings, we will make reference to the utilization of independent third-party appraisers and valuation specialists with clarification that management has made and is responsible for the final determinations. We believe this is consistent with Question 141.02 of the Securities and Exchange Commission’s Compliance and Disclosure Interpretations.

Note 11 - Long-Term Debt, page 20

8.	We note that you are required to comply with various financial covenants under your senior secured credit facility. Please clarify your disclosure to state if you are required to comply with additional covenants under your senior secured term loan facility or senior notes. Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date. This disclosure should be provided for all financial covenants which are material to an understanding of your financial structure. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Yankee Holding Corp. Response:

We respectfully advise the Staff that the ratio of consolidated total secured debt to consolidated EBITDA that is currently described in our filings is the only financial covenant that we believe is material to an understanding of our financial structure. The senior secured credit facility (the “Credit Facility”) contains no other financial covenants that are required to be met on a quarterly basis.

Set forth below is the disclosure we intend to include in future filings under the heading “11. LONG-TERM DEBT—Senior Secured Credit Facility” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Please note that because there is only one ratio that we consider material to an understanding of our financial structure, we do not believe a tabular presentation would add to the reader’s understanding.

The Credit Facility contains a customary financial covenant which requires that the Company maintain at the end of each fiscal quarter, commencing with the quarter ended December 29, 2007 through the quarter ending September 27, 2008, a consolidated total secured debt (net of cash and cash equivalents not to exceed $30 million) to consolidated EBITDA ratio of no more than 4.50 to 1.00. As of December 29, 2007, the Company’s actual secured leverage ratio was 3.03 to 1.00, as calculated in accordance with the Credit Facility. As of December 29, 2007, total secured debt was approximately $599.5 million (net of approximately $5.6 million in cash and cash equivalents). Under the Credit Facility, EBITDA is defined as net income plus, interest, taxes, depreciation and amortization, further adjusted to add back extraordinary, unusual or non-recurring losses, non-cash stock option expense, fees and expenses related to the Transaction, fees and expenses under the Management Agreement with our equity sponsor, restructuring charges or reserves, as well as other non-cash charges, expenses or losses, and further adjusted to subtract extraordinary, unusual or non-recurring gains, other non-cash income or gains, and certain cash contributions to our common equity.

The Credit Facility also contains certain other limitations on the Company’s and certain of the Company’s restricted subsidiaries’, as defined in the Credit Facility, ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, make optional payments or modifications of other debt instruments, pay dividends or other payments on capital stock, engage in mergers or consolidations, enter into sale and leaseback transactions, enter into arrangements that restrict the Company’s ability to pay dividends or grant liens and engage in transactions with affiliates.

Set forth below is the disclosure we intend to include in future filings under the heading “11. LONG-TERM DEBT—Senior Notes and Senior Subordinated Notes” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”:

The indentures governing the senior notes and senior subordinated notes restrict the Company’s (and most or all of the Company’s subsidiaries’) ability to: incur additional debt; pay dividends or make other distributions on the Company’s capital stock or repurchase capital stock or subordinated indebtedness; make investments or other specified restricted payments; create liens; sell assets and subsidiary stock; enter into transactions with affiliates; and enter into mergers, consolidations and sales of substantially all assets.

9.	You disclose on page 20 of your Form 10-K that the debt covenants in the credit agreement relating to your amended credit facility contain ratios based on an EBITDA measure as defined in footnote 11. It appears that you did not have any outstanding amounts under the amended credit facility as of December 29, 2007. As such, please clarify whether EBITDA as shown on page 20 of your Form 10-K is the same exact measure discussed relating to the debt covenants in the senior secured credit facility on page 21 of your Form to-K/A.

Yankee Holding Corp. Response:

EBITDA as presented on page 20 of the Form 10-K differs from “consolidated EBITDA” for purposes of the covenant in the Credit Facility discussed on page 21 of our Form 10-K/A. EBITDA as presented on page 20 of the Form 10-K is defined as net income before interest, taxes, depreciation and amortization. “Consolidated EBITDA” for purposes of the total secured leverage ratio is calculated as described in our response to comment 8. In future filings, we will clarify that EBITDA as presented on page 20 of the Form 10-K differs from EBITDA, as defined for purposes of the Credit Facility by adding the following to the disclosure under the heading “Other Data—EBITDA” in “Selected Financial Data” on page 20: “In addition, EBITDA as presented below differs from the definition used in our Credit Facility, as further described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In addition, in response to the Staff’s comment, we are supplementally providing a reconciliation between EBITDA as presented on page 20 of the Form 10-K and consolidated EBITDA for purposes of the covenant in the Credit Facility discussed on page 21 of the 10-K/A:

Non-GAAP Combined Fifty-two weeks ended December 29, 2007
EBITDA as reported	$139,391
Share-based compensation expense	9,308
Transaction costs	5,081
Fees paid pursuant to management agreement	1,313
Non-cash charges	42,973

EBITDA per Credit Facility	$198,066

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2008

General

10.	Please address the above comments in your interim filings as well, as applicable.

Yankee Holding Corp. Response:

In response to the Staff’s comment, we will address all above comments in our future interim filings, as applicable.

Item 1 - Financial Statements

Value of long-lived assets, including intangibles, page 25

11.	We note that you completed your annual impairment testing of goodwill and indefinite-lived intangible assets as of November 3, 2007 noting that in all cases fair value exceeded carrying value and no impairment was recorded as a result of these tests. Given your results of operations for the thirty-nine weeks ended September 27, 2008, please tell us whether you concluded there were triggering events that would require an interim test during this period. If you concluded that there were no triggering events, please elaborate.

Yankee Holding Corp. Response:

The Company assessed the guidance in paragraph 28 of Statements of Financial Accounting Standards (SFAS) No. 142 “Accounting for Goodwill” (SFAS No. 142), as of September 27, 2008, to determine whether goodwill of a reporting unit should be tested for impairment between annual tests:

28. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

a. A significant adverse change in legal factors or in the business climate—We performed an analysis as of September 27, 2008 to determine whether or not there was a significant decrease in the business climate. This analysis included reviewing our actual results through such date compared to prior periods and to plan, a review of the market multiples for peer companies included in our annual valuation for goodwill impairment testing and other factors. Based on the analysis performed we determined that no evidence of such event or change in circumstances existed as of September 27, 2008.

b. An adverse action or assessment by a regulator – no evidence such event or circumstances existed as of September 27, 2008.

c. Unanticipated competition–no evidence such event or circumstances existed as of September 27, 2008.

d. A loss of key personnel—no evidence of such event or change in circumstances existed as of September 27, 2008.

e. A more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of—no evidence of such event or change in circumstances existed as of September 27, 2008.

f. The testing for recoverability under Statement 144 of a significant asset group within a reporting unit—No testing of a significant asset group within a reporting unit was warranted as no events or changes in circumstances as described in paragraph 8 of Statements of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” indicating that the carrying amount may not be recoverable were noted as of September 27, 2008.

g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit—no evidence of such event or change in circumstances existed as of September 27, 2008.

In summary, based on our review of the events and circumstances above we concluded that an impairment test of the goodwill of the Company’s reporting units between annual tests was not required as of September 27, 2008.

Since September 27, 2008, we have engaged valuation specialists and are in the process of performing our annual impairment test as of November 1, 2008. During the period between September 27, 2008 and our annual impairment testing date of November 1, 2008, the economy weakened and the economic landscape drastically changed. Market multiples for our comparable companies significantly deteriorated and we began to experience poor performance against our internal plan. Based on preliminary results of our annual impairment test, we expect to record an impairment charge to certain reporting units during the thirteen weekends ended January 3, 2009.

12.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

You use a combination of market-based and income-based approaches to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for-valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Yankee Holding Corp. Response:

In response to the Staff’s comment, we propose the following revised disclosure that would appear in future filings clarifying management’s judgments in accounting for goodwill and intangible assets. Our proposed disclosure is as follows:

Value of long-lived assets, including intangibles

Long-lived assets on our condensed consolidated balance sheet consist primarily of property and equipment, customer lists, trade names and goodwill. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized, but is evaluated annually for impairment. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have an indefinite useful life and, therefore, are not being amortized. We periodically review the carrying value of all of these assets. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished, and at least annually in the case of trade names and goodwill.

For goodwill, the annual impairment evaluation compares the fair value of a reporting unit to its carrying value and consists of two steps. First, the Company determines the fair value of each of its reporting units and compares them to the corresponding carrying values. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The Company performs its impairment testing at the reporting unit level. The Company reviewed the provisions of SFAS No. 142 with respect to the criteria necessary to evaluate the number of reporting units that exist. The Company also considered the way it manages its operations and the nature of those operations. Based on its review, the Company identified four reporting units: Retail, Wholesale, Aroma Naturals and Illuminations.

Fair values of the reporting units are derived through a combination of market-based and income-based approaches, each of which were weighted at 50% for the impairment test performed as of November 3, 2007. The market-based approach estimates fair value by applying multiples of potential earnings, such as EBITDA and revenue, of publicly traded comparable companies. The Company believes this approach is appropriate because it provides a fair value using multiples from companies with operations and economic characteristics similar to the Company’s reporting units. The income-based approach is based on projected future debt-free cash flow that is discounted to present value using factors that consider the timing and risk of the future cash flows. The Company believes this approach is appropriate because it provides a fair value estimate based upon the reporting units expected long-term operations and cash flow performance. The income-based approach is based on a reporting unit’s future projections of operating results and cash flows. These projections are discounted to present value using a weighted average cost of capital for market participants, who are generally thought to be industry participants. The future projections are based on both past performance and the projections and assumptions used in the Company’s current operating plan. Such assumptions are subject to change as a result of changing economic and competitive conditions.

The Company completed its annual impairment testing of goodwill and indefinite-lived intangible assets as of November 3, 2007, noting that for each reporting unit the fair value exceeded the carrying value and no impairment was recorded as a result of these tests.

In future filings, we will expand this disclosure to include material assumptions and sensitivity analysis when the carrying value of a reporting unit is not materially different from its estimated fair value and the reasonably likely impairment charge would be material to investors.

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 31

13.	Your disclosures indicate that you fund your operations from cash flow from operations and borrowings under your Credit Facility. Please further enhance your disclosures in future filings to discuss significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from the Credit Facility have been required to fund operations and capital expenditures. Please describe how you determined that remaining availability under the Credit Facility will continue to be sufficient to meet your needs.

Yankee Holding Corp. Response:

In response to the Staff’s suggestions, we will enhance our disclosures in future filings to discuss significant changes in our sources and uses of cash from period to period and the related impact of these changes on our liquidity and capital resources. Our proposed disclosure is as follows:

Due to the seasonality of the business, we do not generate positive cash flow from operations through the first three quarters of our fiscal year. As such, we draw on the Revolver portion of our Credit Facility during these times to fund operations. In the fourth quarter, these borrowings are repaid in full using cash generated from operations during the fourth quarter holiday season. We reach our peak borrowings of approximately $90 million during the latter part of the third quarter.

We review and forecast our cash flow on a daily basis for the current year and on a quarterly basis for the upcoming year to ensure we have adequate liquidity to fund our business. Therefore, we believe that we will, for the foreseeable future, be able to meet our debt service obligations, fund our working capital requirements, fund our capital expenditures and be in compliance with our covenants under our Credit Facility.

In connection with our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any additional questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Bruce L. Hartman
Bruce L. Hartman
Senior Vice President, Finance and Chief Financial Officer
Yankee Holding Corp.